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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 6)*

                              DUCOMMUN INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   264147 10 9
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            Tel. No.: (212) 858-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 10, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D

====================================================================================================================================
CUSIP NO. 264147 10 9

------------- ----------------------------------------------------------------------------------------------------------------------
           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE CLARK ESTATES, INC.
                     13-5524538

------------- ----------------------------------------------------------------------------------------------------------------------
           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) |_|
                                                                                                                             (b) |X|
------------- ----------------------------------------------------------------------------------------------------------------------
           3  SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------------------
           4  SOURCE OF FUNDS

                   OO
------------- ----------------------------------------------------------------------------------------------------------------------
           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
------------- ----------------------------------------------------------------------------------------------------------------------
           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK
------------- ----------------------------------------------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

      NUMBER OF SHARES                        0
        BENEFICIALLY
                              --------- --------------------------------------------------------------------------------------------
  OWNED BY EACH REPORTING            8  SHARED VOTING POWER
        PERSON WITH
                                              1,679,714  (SEE ITEM 5)
                              --------- --------------------------------------------------------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                              0
                              --------- --------------------------------------------------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                              1,679,714  (SEE ITEM 5)
------------- ----------------------------------------------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,679,714  (SEE ITEM 5)
------------- ----------------------------------------------------------------------------------------------------------------------
          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                  |_|
------------- ----------------------------------------------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.6%  (SEE ITEM 5)
------------- ----------------------------------------------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON

                   CO
============= ======================================================================================================================

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                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


         Pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, this Amendment No. 6 to Schedule 13D amends and restates the Schedule 13D filed by The Clark Estates, Inc., as amended through and including Amendment No. 5, relating to securities of the below-referenced Issuer.

Item 1.     Security and Issuer.


         This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Ducommun Incorporated, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 111 West Ocean Boulevard, Suite 900, Long Beach, California 90802.

Item 2.     Identity and Background.


         (a)-(c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.

         The Reporting Person is principally engaged in the business of providing management and administrative services for certain institutional, corporate, individual and trust accounts affiliated with the Clark family.

         Schedule I sets forth the information required by Items 2(a)-(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.
         (d) Neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

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         (e) Neither the Reporting Person nor (to the best knowledge of the
Reporting Person) any of its executive officers or directors was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.


         On August 12, 1985, sixteen accounts for which the Reporting Person provides management and administrative services purchased directly from the Issuer pursuant to a Note Purchase Agreement an aggregate principal amount of $10,000,000 of 9% Convertible Subordinated Notes due July 31, 1997 (the "Notes"). The Notes were converted into 1,071,811 shares of the Common Stock on July 22, 1992. The aggregate $10,000,000 purchase price for the Notes was provided by funds available for investment in each of such accounts. As a result of a three-for-two stock split by the Issuer on June 10, 1998, accounts holding shares of the Issuer's Common Stock acquired 559,903 additional shares of the Common Stock. This increase was based on the 1,071,811 shares of the Common Stock into which the Notes were converted as well as 48,000 shares of the Common Stock held by certain accounts for which the Reporting Person provides management and administrative services. The purchase price for the 48,000 shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services. There have been no subsequent acquisitions or dispositions by the Reporting Person of the Issuer's Common Stock.

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Item 4.    Purpose of Transaction.


         The purpose of the purchase of the Notes and the shares of the Common Stock was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of
Schedule 13D, except that the Reporting Person may acquire additional shares of the Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

         Pursuant to a Conversion Agreement dated as of July 22, 1992, between the Issuer and the accounts holding the Notes (the "Conversion Agreement"), the accounts, at their option, have the right to designate one director for nomination to the Issuer's Board of Directors and the Issuer must use its best efforts to have such designee elected by the stockholders. Kevin S. Moore, President and a director of the Reporting Person, is a member of the Board of Directors of the Issuer.

Item 5.    Interest in Securities of the Issuer.


         (a) The 1,679,714 shares of the Common Stock held by the accounts referred to in Item 3 above constitute approximately 17.6% of the outstanding shares of the Common Stock of the Issuer (based upon an aggregate of 9,568,510 outstanding shares of the Common Stock as of January 31, 2000, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and filed on February 25, 2000).

         (b) The Reporting Person or in some cases various of the individuals listed in Schedule I have shared power to vote or to direct the vote and to dispose of or direct the


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disposition of the shares of the Common Stock with each of the accounts referred to in Item 3 above.

         (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Each of the accounts referred to in Item 3 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of the Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Except for the Conversion Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         In addition to the provisions of the Conversion Agreement described in
Item 4 above, the Conversion Agreement also contains certain restrictions on transfer of the shares of the Common Stock held by the accounts that were party to such Conversion Agreement, including a requirement that such shares not be transferred to certain persons without prior notice to the Issuer and, in certain circumstances, without first offering such shares to the Issuer. In addition, the shares of the Common Stock are entitled to demand and piggyback registration rights pursuant to the Conversion Agreement. The Conversion Agreement was filed by the Issuer with


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the Securities and Exchange Commission as Exhibit 1 to its Current Report on
Form 8-K dated July 29, 1992.

Item 7.    Material to be Filed as Exhibits.


         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2000


                                        THE CLARK ESTATES, INC.


                                        By:       /s/KEVIN S. MOORE
                                        Name:     Kevin S. Moore
                                        Title:    President

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                                                                      SCHEDULE I

                       Directors and Executive Officers of
                             The Clark Estates, Inc.
                       -----------------------------------

                                              Principal Occupation, and
                                              Name, Principal Business and
                    Name                      Address of Employer
                    ----                      -------------------
Jane Forbes Clark                             Chairman and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Kevin S. Moore                                President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Anne L. Peretz                                Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Eric L. Straus                                Senior Vice President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Marshall F. Wallach                           Director, The Clark Estates, Inc.
                                              President
                                              The Wallach Corporation
                                              Investment Banking
                                              1401 17th Street
                                              Suite 750
                                              Denver, CO 80202

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
Richard C. Vanison                            Vice President and Treasurer
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

William T. Burdick                            Secretary
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.

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